October 16, 2009

Mr. Joe A. Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Extreme Mobile Coatings Worldwide Corp.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed April 24, 2009
File No.: 333-148425

Dear Mr. Foti:

We received your letter of October 1, 2009, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2008, filed April 24, 2009, and we hereby submit the following responses to the numbered comments.

Form 10-K (Fiscal Year Ended December 31, 2008)

Disclose Controls and Procedures

1.
We note that your March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q disclose that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective and that no change in internal controls over financial reporting occurred during the period covered by these reports.  Given that your internal controls over financial reporting was concluded to be  “ineffective” at December 31, 2008,as reported in the Form 10-K, it is unclear why you have not disclosed and discussed the changes in internal controls over financial reporting that occurred in these subsequent interim periods where you have now concluded that your disclosure controls and procedures are effective.  Please clarify in future filings.

Response:  We note your comments and will clarify in all future filings the change in internal controls over financial reporting that we believe are effective.

Exhibit 31.1 and Exhibit 31.2 Certifications

2.
See the introductory paragraph for Item 4.  In future filings, please expand the reference made for internal control over financial reporting to state “ ... (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:”  In addition, please include a separate paragraph under Item 4 that discloses that you “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance ... in accordance with generally accepted accounting principles.” See Exhibit 31(i)(4)(b) of Regulation S-K.  The Certifications should contain all of the language as outlined in Exhibit 31(i) of Regulation S-K. This comment is also applicable to your March 31, 2009 and June 30, 2009 Quarterly Report on Form 10-Q.

Response:  In all future filings we will expand the reference made for internal control over financial reporting to state “ ... (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:”  We will also include a separate paragraph under Item 4 as outlined in your comment 2.  Furthermore, the Certificates will contain all the language as outlined in Exhibit 31(i) of Regulation S-K.

Form 10-Q (Quarter ended June 30, 2009)

Balance Sheets, page F-2

3.
In future filings, please provide a footnote discussion of the line item “Investment in Falcon” and in a footnote describe the types of expenses included in the line item “Prepaid expenses” as we note prepaid expenses have increased significantly in the interim periods.

Response:  In all future filings, we will include more discussion and disclosure regarding the line items “Investment in Falcon” and “Prepaid expenses.”

Management's Discussion and Analysis, page 7

4.
In future filings, please expand your results of operations to also include a discussion of the results of operations for the current quarterly period (e.g., the three months ended June 30, 2009, and comparative prior period of June 30, 2008). See Item 303 (b)(2) of Regulation S-K.

Response:  In future filings we will expand our results of operations to also include a discussion of the results of operations for the current quarterly periods, as set forth in your comment 4, and as se forth on Item 303 (b)(2) of Regulation S-K.

This letter responds to all comments contained in your letter of October 1, 2009.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
▪      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
▪      The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Charles Woodward
President